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                 September 17, 2020

       Ronald Loudoun
       President, Chief Executive Officer and Director
       Green Hygienics Holdings Inc.
       13795 Blaisdell Place, Suite 202
       Poway, CA 92064

                                                        Re: Green Hygienics
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2020
                                                            File No. 333-248790

       Dear Mr. Loudoun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Marc A. Indeglia